                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     Of the SECURITIES EXCHANGE ACT OF 1934

For the months of April, 2000.

         Sideware Systems Inc.

         Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F______X______.                  Form 40-F ____________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to RULE 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes_____________                         No_______X_______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with RULE 12g3-2(b): 82 - ________________________.

Quarterly Report           FORM 61

ISSUER DETAILS

For Quarter Ended:  December 31, 1999
Date of Report:  May 17, 2000

Name of Issuer:  Sideware Systems Inc.
Issuers Address: 102 - 930 West 1st Street, North Vancouver, B.C., V7P 3N4 Issuer Fax Number: (604) 980-7121
Issuer Phone Number:  (604) 986-6121

Contact Person:  Grant Sutherland
Contact Position:  Chairman
Contact Telephone Number: (604) 986-6121

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name:   "Grant Sutherland"              Date Signed:      May 17, 2000



Directors Name:   "Owen Jones"                    Date Signed:      May 17, 2000

                         Consolidated Financial Statements of

                         SIDEWARE  SYSTEMS  INC.

                         (Expressed in Canadian dollars)

                         Year ended December 31, 1999
                         Eight months ended December 31, 1998
                         Years ended April 30, 1998 and 1997

[LOGO]
[LETTERHEAD]

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sideware Systems Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the year ended December 31, 1999 and the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the periods presented to the extent summarized in Note 15 to the consolidated financial statements.


KPMG LLP

Chartered Accountants

Vancouver, Canada
February 21, 2000

[LOGO]
[LETTERHEAD]

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cause substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Our report to the shareholders dated February 21, 2000, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada
February 21, 2000

SIDEWARE SYSTEMS INC.

(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 1999 and 1998

---------------------------------------------------------------------------------------------------------------
                                                                                        1999              1998
---------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                               $     8,558,482    $      317,344
     Accounts receivable:
         Trade                                                                          -               35,181
         Other (note 4)                                                              177,955           200,000
     Due from related parties (note 5(b))                                               -              375,315
     Inventory                                                                       106,651            44,105
     Prepaid expenses                                                                350,786            98,408
     Current portion of long-term receivables (note 6)                                20,266              -
     ----------------------------------------------------------------------------------------------------------
                                                                                   9,214,140         1,070,353

Deposit on lease                                                                      29,172             8,213

Long-term receivables (note 6)                                                       156,822              -

Deferred charges (note 6)                                                            145,431              -

Fixed assets (note 7)                                                              1,332,939           646,529
---------------------------------------------------------------------------------------------------------------

                                                                             $    10,878,504    $    1,725,095
===============================================================================================================

Liabilities and Shareholders' Equity

Current liabilities
     Accounts payable and accrued liabilities                                $       583,093    $      204,868
     Due to related parties (note 5(b))                                               56,780              -
     Due to officers (note 5(c))                                                     317,000            73,870
     ----------------------------------------------------------------------------------------------------------
                                                                                     956,873           278,738

Shareholders' equity:
     Share capital (note 8)                                                       30,236,799        12,716,774
     Special warrants                                                                   -              977,082
     Commitment related to investment advisory services (note 8(e)(ii))                 -               75,000
     Deficit accumulated during the development stage                            (20,315,168)      (12,322,499)
     ----------------------------------------------------------------------------------------------------------
                                                                                   9,921,631         1,446,357

Future operations (note 2)
Litigation (note 10)
Commitments (note 12)
Year 2000 Issue (note 13)
Subsequent events (note 14)

---------------------------------------------------------------------------------------------------------------

                                                                             $    10,878,504    $    1,725,095
===============================================================================================================


See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Grant Sutherland           Director    /s/ Edward White           Director
    --------------------------                 ----------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                          Year      Eight months
                                                         ended             ended
                                                  December 31,      December 31,     Years Ended April 30,
                                                                                  -----------------------------
                                                          1999              1998           1998           1997
---------------------------------------------------------------------------------------------------------------
Revenue:
     Sales to unrelated parties                 $        3,763    $       29,383  $      26,782   $     69,748
     Equipment sales to related
       parties (note 5(a))                              45,846           129,150             -              -
     ----------------------------------------------------------------------------------------------------------
                                                        49,609           158,533         26,782         69,748

Cost of sales (exclusive of amortization and
   other costs disclosed separately below):
     Sales to unrelated parties                          3,037            20,350         18,178          9,094
     Equipment sales to related parties (note 5(a))     45,846           120,068             -              -
     ----------------------------------------------------------------------------------------------------------
                                                        48,883           140,418         18,178          9,094
---------------------------------------------------------------------------------------------------------------

Gross margin                                               726            18,115          8,604         60,654
Interest income                                        146,341            41,734         27,897            865
---------------------------------------------------------------------------------------------------------------

Operating income before operating expenses             147,067            59,849         36,501         61,519

Operating expenses:
     Amortization                                      422,669           137,392        152,335        122,674
     Bad debts                                           9,131            30,801         36,349             -
     Capital taxes                                          -                 -           7,100             -
     Employee wages and benefits                     2,590,482           401,843        360,143        176,731
     Facilities                                        509,314            94,705         76,707         72,667
     Filing and transfer fees                           80,752            12,241         21,907         49,360
     Foreign exchange loss (gain)                      273,652          (141,047)       (33,479)         6,139
     Financial advisory and consulting
       services (note 8(e))                            160,000                -          75,000             -
     Marketing                                       1,569,086           581,764        635,498        418,764
     Office, printing and sundry                       392,159           124,375        167,228        107,575
     Professional fees                               1,125,201           356,820        620,845        961,245
     Research and development, net of
       government grants of $nil
       (December 31, 1998 - $25,730;
       April 30, 1998 and 1997 - $nil)                 953,842           353,238        301,258        129,877
     ----------------------------------------------------------------------------------------------------------
                                                     8,086,288         1,952,132      2,420,891      2,045,032
---------------------------------------------------------------------------------------------------------------

Loss before non-operating items                      7,939,221         1,892,283      2,384,390      1,983,513

Value assigned to shares issued to a director in
   satisfaction of a royalty claim                          -                 -          25,000             -

Write-down of deferred development
   costs and software                                       -                 -              -       2,604,115

Write-off of capital assets                             53,448                -              -              -
---------------------------------------------------------------------------------------------------------------
                                                        53,448                -          25,000      2,604,115
---------------------------------------------------------------------------------------------------------------

Loss for the period, carried forward                 7,992,669         1,892,283      2,409,390      4,587,628

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit, Continued
(Expressed in Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                          Year      Eight months
                                                         ended             ended
                                                  December 31,      December 31,     Years Ended April 30,
                                                                                  -----------------------------
                                                          1999              1998           1998           1997
---------------------------------------------------------------------------------------------------------------
Loss for the period, brought forward            $    7,992,669    $    1,892,283  $   2,409,390  $   4,587,628

Deficit accumulated during the development
   stage, beginning of period                       12,322,499        10,430,216      8,020,826      3,433,198
---------------------------------------------------------------------------------------------------------------

Deficit accumulated during the development
   stage, end of period                         $   20,315,168    $   12,322,499  $  10,430,216  $   8,020,826
===============================================================================================================

Loss per share information:
   Basic and diluted                            $         0.21    $         0.07  $        0.11  $        0.29
===============================================================================================================

Weighted average number of
   common shares outstanding                        38,421,589        26,908,735     21,430,724     15,705,723
===============================================================================================================


See accompanying notes to consolidated financial statements.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

---------------------------------------------------------------------------------------------------------------

                                                          Year      Eight months
                                                         ended             ended      Years Ended April 30,
                                                  December 31,      December 31,   -----------------------------
                                                          1999              1998           1998           1997
---------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
   Loss for the period                          $   (7,992,669)   $   (1,892,283) $  (2,409,390)  $ (4,587,628)
   Items not involving cash:
     Amortization                                      422,669           137,392        152,335        122,674
     Write-down of deferred development
       costs and software                                   -                 -              -       2,604,115
     Investment advisory services to be settled
       by equity instruments (note 8(e)(ii))                -                 -          75,000             -
     Write-off of capital assets                        53,448                -              -              -
     Value assigned to shares issued in
       satisfaction of a royalty claim                      -                 -          25,000             -
     Value assigned to shares issued for
       financial advisory services (note 8 (e)(i))     160,000                -              -              -
   Changes in non-cash operating working capital:
     Accounts receivable                                57,226          (183,841)        81,475        (86,445)
     Due (to) from related parties                     432,095          (373,078)       173,633        (81,370)
     Inventory                                         (62,546)          (44,105)         7,651         (7,651)
     Prepaid expenses                                 (252,378)           34,696        (91,841)        37,684
     Accounts payable and accrued liabilities          378,225           (17,643)        75,931        (81,941)
     ----------------------------------------------------------------------------------------------------------
                                                    (6,803,930)       (2,338,862)    (1,910,206)    (2,080,562)

Financing:
     Due to directors and officers                     243,130            73,870       (243,233)       312,219
     Special warrants issued for cash                3,097,761           977,082      1,200,000      1,293,750
     Shares issued for cash                         12,620,886                -       2,458,600      1,915,093
     Share subscriptions receivable                    589,296                -              -        (776,104)
     ----------------------------------------------------------------------------------------------------------
                                                    16,551,073         1,050,952      3,415,367      2,744,958

Investments:
     Long-term receivables and deferred charges       (322,519)               -              -              -
     Purchase of capital assets                     (1,162,527)         (232,525)      (336,803)        (3,498)
     Deposit on lease, net                             (20,959)               -              -           8,212
     ----------------------------------------------------------------------------------------------------------
                                                    (1,506,005)         (232,525)      (336,803)         4,714
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents     8,241,138        (1,520,435)     1,168,358        669,110

Cash and cash equivalents, beginning of period         317,344         1,837,779        669,421            311
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period        $    8,558,482    $      317,344  $   1,837,779  $     669,421
===============================================================================================================



SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows, Continued
(Expressed in Canadian dollars)

---------------------------------------------------------------------------------------------------------------

                                                          Year      Eight months
                                                         ended             ended     Years Ended April 30,
                                                  December 31,      December 31,  -----------------------------
                                                          1999              1998           1998           1997
---------------------------------------------------------------------------------------------------------------
Supplemental information:
   Cash paid for interest                         $        -      $         -      $        -      $      -
   Cash paid for taxes                            $        -      $         -      $        -      $      -

Non-cash financing activities:
   Shares issued on settlement of debt            $        -      $         -      $        -      $   372,362
   Shares issued for services rendered            $     160,000   $         -      $      25,000   $      -
   Shares issued on exercise of special warrants  $     977,082   $         -      $        -      $      -
   Shares issued for investment advisory
     services (note 8(e)(ii))                     $        -      $         -      $      75,000   $      -
===============================================================================================================


See accompanying notes to consolidated financial statements.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

1.   GENERAL:

     The Company was incorporated in 1983 under the Company Act (British Columbia). Its principal business activity is developing and marketing of software technology solutions with a principal focus on the e-commerce market.

2.   FUTURE OPERATIONS:

     For financial reporting purposes, the Company is considered to be in the development stage and the accompanying financial statements are those of a development stage enterprise.

     The Company has not generated significant revenues from these operations. As at December 31, 1999, the Company has an accumulated deficit of $20,315,168 and incurred a loss of $7,992,669 during the year ended December 31, 1999. In addition, the Company is the defendant in a number of legal proceedings and claims, for which the maximum potential losses are material (note 10). The Company has filed counterclaims on certain of these claims. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. The Company's continuance as a going concern is dependent upon its ability to obtain adequate equity financing, to reach profitable levels of operation and its success in defending existing legal claims all of which are consistent with management's intentions. There is no certainty that such conditions can be achieved. In the next twelve months, management of the Company also intends on applying financing received to the continued development of products in process and to pursue sales or strategic alliance opportunities with respect to such products. At the date of these consolidated financial statements significant additional financing sources have not been identified.

3.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as set out in note 15, also comply in all material respects with generally accepted accounting principles in the United States. The consolidated financial statements include the accounts of the company, and its subsidiaries, Sideware International SRL, 3032650 Nova Scotia Company, 9050 Investments Ltd. (inactive), Sideware Corp. (formerly Collaborative Groupware Inc.), Evergreen International Technology Inc. (inactive) and 9123 Investments Ltd. (inactive), all of which are wholly-owned. In addition, the Company accounts by the equity method for its one-third interest in Concurrent Adoptive Recognition Corp., which is inactive. All material intercompany balances and transactions have been eliminated.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 2
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------
3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (b) Cash and cash equivalents:

         Cash equivalents are highly liquid financial instruments having terms to maturity at the date of acquisition of not more than three months.

     (c) Inventory:

         Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in-first-out basis. Cost includes laid-down cost.

     (d) Fixed assets:

         Fixed assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

------------------------------------------------------------------------------
         Asset                                         Basis             Rate

------------------------------------------------------------------------------
         Furniture and fixtures            declining-balance              20%
         Computer equipment                declining-balance              30%
         Trade show assets                 declining balance              20%
         Computer software                     straight-line              50%
         Leasehold improvements                straight-line       lease term
------------------------------------------------------------------------------

     (e) Deferred charges:

         Deferred charges represent the discount on notes receivable and will be recognized by the yield method over the term of the note.

     (f) Income taxes:

         The Company follows the tax allocation method of accounting. Under this method, deferred income taxes are provided on timing differences between income reported for tax purposes and accounting income. In addition, the Company records those investment tax credits, for which it has reasonable assurance of realization, as a reduction of the expenses or the cost of capital assets to which they relate.

     (g) Research and development costs:

         Research costs are expensed as incurred. Development costs are deferred if they meet certain specified criteria which relate to the identification of costs, future benefits and funding requirements. Where development costs do not meet such criteria, they are expensed as incurred. Government grants, which are not refundable, are disclosed as a reduction of the related cost. Management periodically assesses the underlying value of deferred development costs by reference to business plans and estimated future cash flows and records write-downs where appropriate.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 3
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h) Revenue recognition:

         The Company recognizes revenue when title has passed to the customer, the collectability of the consideration is measurable and the Company has no significant remaining performance obligations. This includes revenues from sales to resellers, which are recorded in accordance with their terms, when the resellers have no right of return and the Company has no other remaining performance obligations. The Company recognizes sales of equipment, to related parties, in revenues and related costs in cost of sales as the Company takes title to and holds the equipment, bearing all of the risks and rewards of ownership, prior to sale, and bears the same risks as for sales to unrelated parties after sale, including the risks related to collection of receivables.

     (i) Foreign currency translation:

         Monetary assets and liabilities denominated in a foreign currency have been translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Exchange gains and losses arising on translation of assets and liabilities denominated in foreign currencies are included in operations.

         The Company's subsidiaries are treated as integrated operations and the related accounts are translated into Canadian dollars using the temporal method as follows:

         (1) Revenue and expenses at average exchange rates for the year;

         (2) Monetary items at the rates of exchange prevailing at the balance sheet dates;

         (3) Non-monetary items at historical exchange rates; and

         (4) Exchange gains and losses arising from translation are included in the determination of net earnings for the year.

     (j) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the useful lives of assets for amortization. Actual amounts may differ from these estimates.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 4
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (k) Loss per share:

         Loss per share is calculated based on the weighted average number of shares outstanding.

         As the effect of outstanding options, warrants and special warrants is anti-dilutive, fully diluted loss per share does not differ from basic loss per share.

     (l) Adoption of new accounting standard:

         During the year ended December 31, 1999, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants relating to cash flows. The new standard has been retroactively applied and the prior periods' comparative amounts have been restated to conform to the new standard.

4.   ACCOUNTS RECEIVABLE OTHER:

     Accounts receivable, at December 31, 1999, is comprised of $162,187 of Goods and Services Tax credits receivable with the balance made up of miscellaneous recoverable amounts.

     The balance in 1998 of $200,000 represents the cost of an interest in a court judgment purchased from a company related through certain common shareholders and directors. Subsequent to December 31, 1998, the judgment was reversed on appeal and the $200,000 purchase price was returned to the Company.

5.   RELATED PARTY TRANSACTIONS:

     (a) Transactions with related parties:

         The following table summarizes the Company's related party transactions with certain directors of the Company:

-----------------------------------------------------------------------------------------------------------------
                                                          Year      Eight months
                                                         ended             ended        Years ended April 30,
                                                  December 31,      December 31,   ------------------------------
                                                          1999              1998           1998           1997
-----------------------------------------------------------------------------------------------------------------
         Services rendered                        $    661,621     $     120,222   $    214,596   $    440,514
         Salaries                                      748,572           106,880        178,000         42,000
         Settlement of claims                             -                 -            25,000           -
-----------------------------------------------------------------------------------------------------------------


         Included in revenues and cost of sales are revenues and related costs associated with equipment sales to BrainTech, Inc. and Techwest Management Inc., companies with certain common shareholders and directors to the Company.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 5
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

5.   RELATED PARTY TRANSACTIONS (CONTINUED):

     (b) Due (to) from related parties:

         At December 31, 1999, the Company owed $56,780 with respect to costs incurred by TechWest Management Inc., a company with directors in common, on behalf of the Company.

         At December 31, 1998, the Company was owed $375,315 with respect to costs incurred by the Company on behalf of BrainTech Inc. and TechWest Management Inc., companies with directors in common.

         These amounts are unsecured, payable on demand and bear no interest.

     (c) Due to officers:

         The amount due to officers represents advances from and amounts owing for services provided by officers of the Company. These amounts are unsecured, payable on demand and bear no interest.

6. LONG-TERM RECEIVABLES:

--------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
--------------------------------------------------------------------------------------------------------------
     Employee loan, maturing September 30, 2024, bearing interest at 1% per annum, repayable in bi-monthly blended instalments of $565, except if employment is terminated in which case it is repayable immediately, real estate has been pledged as security, net of unamortized discount of
       $145,431.                                                                $ 150,264             $   -

     Employee loans, maturing September 30, 2002, bearing
       interest at prime plus 1% per annum.                                        26,824                 -
--------------------------------------------------------------------------------------------------------------
                                                                                  177,088                 -

     Less current portion                                                         (20,266)                -
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                $ 156,822             $   -
--------------------------------------------------------------------------------------------------------------

     The employee loan secured by real estate has been discounted to fair market value calculated at prime plus 1%, which is the prevailing rate of similar financial instruments, over 25 years.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 6
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------------------------------------

7.   FIXED ASSETS:

--------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     DECEMBER 31, 1999                                           Cost        amortization                value
--------------------------------------------------------------------------------------------------------------
     Furniture and fixtures                           $       485,287        $    129,265         $    356,022
     Computer equipment                                     1,004,818             413,060              591,758
     Trade show assets                                        124,020              29,532               94,488
     Computer software                                        135,081              73,290               61,791
     Leasehold improvements                                   903,965             675,085              228,880
--------------------------------------------------------------------------------------------------------------

                                                      $     2,653,171        $  1,320,232         $  1,332,939
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     DECEMBER 31, 1998                                           Cost        amortization                value
--------------------------------------------------------------------------------------------------------------

     Furniture and fixtures                           $       146,602        $     83,378         $     63,224
     Computer equipment                                       517,674             277,913              239,761
     Trade show assets                                        111,721               7,448              104,273
     Computer software                                         99,352              51,194               48,158
     Leasehold improvements                                   707,509             516,396              191,113
--------------------------------------------------------------------------------------------------------------

                                                      $     1,582,858        $    936,329         $    646,529
--------------------------------------------------------------------------------------------------------------


8.   SHARE CAPITAL:

     Authorized:

         200,000,000 common shares without nominal or par value.

     Issued:

--------------------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares               Amount
--------------------------------------------------------------------------------------------------------------

     Balance, April 30, 1996                                                   10,792,309      $     5,451,969
     Shares issued on exercise of special warrants                              7,683,000            1,754,500
     Shares issued on exercise of non-transferable warrants                       404,500              202,250
     Cancellation of shares (a)                                                (3,924,396)                  -
     Shares issued for settlement of debt                                       1,489,446              372,362
     Performance shares issued for cash                                           750,000                7,500
     Shares issued on exercise of options                                         123,000               44,280
     Less share issue costs                                                            -               (93,437)
--------------------------------------------------------------------------------------------------------------

     Balance, April 30, 1997                                                   17,317,859            7,739,424
     Shares issued on exercise of special warrants                              4,450,000            1,293,750
     Shares issued on exercise of non-transferable warrants                     4,203,100            2,106,500
     Shares issued on exercise of options                                         699,000              352,100
     Shares issued to a director in satisfaction of a royalty claim               100,000               25,000
--------------------------------------------------------------------------------------------------------------

     Balance, April 30, 1998                                                   26,769,959           11,516,774

     Shares issued on exercise of special warrants                                500,000            1,200,000
--------------------------------------------------------------------------------------------------------------

     Balance, December 31, 1998                                                27,269,959           12,716,774
     Shares issued on exercise of special warrants                              9,724,611            4,149,843
     Shares issued on exercise of non-transferable warrants                    10,434,335            5,078,666
     Shares issued on exercise of options                                       1,343,500            1,198,310
     Shares issued for cash                                                     2,746,833            6,712,155
     Shares issued for services rendered                                          250,000              160,000
     Share subscriptions (243,900 common shares)                                       -               589,296
     Less share issue costs                                                            -              (368,245)
--------------------------------------------------------------------------------------------------------------

     Balance, December 31, 1999                                                51,769,238      $    30,236,799
--------------------------------------------------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 7
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------
8.   SHARE CAPITAL (CONTINUED):

     Issued (continued):

     Unless otherwise indicated, common shares issued for non-cash consideration are valued at their market value at date of issuance.

     (a) Escrow shares:

         Included in issued shares at December 31, 1999 are 1,030,378 shares (December 31, 1998 - 1,030,378; April 30, 1998 and 1997 - 1,030,378)
         held in escrow to be released based on achievement of a cash flow formula.

     (b) Stock options:

         (i) Activity during the year ended December 31, 1999 is as follows:

              -----------------------------------------------------------------------------------------------------

                                 Exercise  Outstanding                                   Outstanding        Vested
                                Price per December 31,                         Expired/ December 31,  December 31,
              Expiry date           Share         1998    Granted  Exercised  Cancelled         1999          1999
              -----------------------------------------------------------------------------------------------------

              May 1, 2001         $  0.50      895,000       -     (142,000)       -         753,000       753,000
              February 12, 2002      0.36      267,000       -     (124,000)   (20,000)      123,000       123,000
              February 12, 2002      0.50       40,000       -      (40,000)       -            -             -
              March 26, 2002         0.82       93,000       -      (83,000)       -          10,000        10,000
              December 16, 2002      0.70      740,000       -     (280,000)   (80,000)      380,000       380,000
              July 6, 2003           0.36      555,000       -     (190,000)       -         365,000       365,000
              April 14, 2004         1.14         -       760,000  (290,000)       -         470,000       270,000
              April 29, 2004         1.35         -       220,000   (59,000)       -         161,000       161,000
              June 17, 2004          2.33         -     1,090,000  (123,000)       -         967,000       812,000
              October 4, 2004        2.66         -       740,000   (11,500)       -         728,500       683,500
              October 20, 2004       2.78         -       150,000    (1,000)       -         149,000        64,000
              -----------------------------------------------------------------------------------------------------

                                             2,590,000  2,960,000(1,343,500)  (100,000)    4,106,500     3,621,500
              =====================================================================================================

              Stock options vest over periods of up to two years. Exercise price per share is equal to weighted average exercise per share.

         (ii) Activity during the year ended December 31, 1998 is as follows:

              -----------------------------------------------------------------------------------------------------

                                     Exercise     Outstanding                                          Outstanding
                                        price    December 31,                              Expired/   December 31,
              Expiry date                 per            1997      Granted   Exercised    Cancelled           1998
                                        share
              -----------------------------------------------------------------------------------------------------

              May 1, 2001             $  0.50         941,000         -           -        (46,000)        895,000
              February 12, 2002          0.36         267,000         -           -            -           267,000
              February 12, 2002          0.50          60,000         -           -        (20,000)         40,000
              March 26, 2002             0.82          93,000         -           -            -            93,000
              December 16, 2002          0.70         760,000         -           -        (20,000)        740,000
              October 6, 2003            0.36            -         555,000        -            -           555,000
              ---------------------- --------- --------------- ------------ ----------- ------------ --------------

                                                    2,121,000      555,000        -        (86,000)      2,590,000
              ====================== ========= =============== ============ =========== ============ ==============

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 8
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     (b) Stock options (continued):

         (iii) A summary of the Company's stock option activity is as follows:

                                                                                Outstanding Options
                                                                   ----------------------------------------------
                                                                         Number of          Weighted average
                                                                          Shares              Exercise Price
                                                                      ------------           ---------------
              Balances at April 30, 1996                                      -                     -
                Options granted                                          2,308,000                  0.49
                Options exercised                                        (123,000)                  0.36
                Options canceled                                         (120,000)                  0.50
                                                                      ------------           -----------

              Balances at April 30, 1997                                 2,065,000                  0.50
                Options granted                                            800,000                  0.70
                Options exercised                                        (699,000)                  0.50
                Options canceled                                          (45,000)                  0.68
                                                                      ------------           -----------

              Balances at April 30, 1998                                 2,121,000                  0.57
                Options granted                                            555,000                  0.36
                Options exercised                                             -                     -
                Options canceled                                          (86,000)                  0.55
                                                                      ------------           -----------

              Balances at December 31, 1998                              2,590,000                  0.52
                Options granted                                          2,960,000                  2.06
                Options exercised                                      (1,343,500)                  0.89
                Options canceled                                         (100,000)                  0.63
                                                                      ------------                  ----

              Balances at December 31, 1999                              4,106,500                  1.51
                                                                        ==========                  ====

     (c) Share purchase warrants:

(i) The following non-transferable share purchase warrants were outstanding at December 31, 1999:

--------------------------------------------------------------------------------------------------------------
                     Number                               Exercise price                                Expiry
                  of shares                                    per share                                  date
--------------------------------------------------------------------------------------------------------------
                    600,000                                     $0.32                            July 22, 2000

                    286,000                                     $0.40                        December 23, 2000

                    779,276                                     $0.333 U.S.                  To March 26, 2000
                                                                $0.383 U.S.                From March 27, 2000
                                                                                             To March 26, 2001

                  2,700,000                                     $0.55                         To April 7, 2000
                                                                $0.63                       From April 8, 2000
                                                                                              To April 7, 2001

                  2,746,833                                     $1.64 U.S.                To September 14,2000
                                                                $1.89 U.S.             From September 15, 2000
                                                                                         To September 14, 2001
==============================================================================================================

         (ii) The following non-transferable share purchase warrants were outstanding at December 31, 1998:

--------------------------------------------------------------------------------------------------------------
                     Number                               Exercise price                                Expiry
                  of shares                                    per share                                  date
--------------------------------------------------------------------------------------------------------------
                    450,000                                     $ 0.465                         April 16, 1999
                  3,000,000                                     $ 0.43                          April 16, 1999
                  1,500,000                                     $ 0.92                        October 23, 1999
==============================================================================================================

Share purchase warrants generally expire two years subsequent to their issuance date.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 9
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     (d) Special warrants:

         (i) As at December 31, 1999, no special warrants were outstanding.

         (ii) At December 31, 1998, 90,000 special warrants were outstanding which could be exercised in exchange for one common share and one non-transferable share purchase warrant by November 19, 2000. The non-transferable share purchase warrants have the following terms:

--------------------------------------------------------------------------------------------------------------
                     Number                               Exercise price                                Expiry
                  of shares                                    per share                                  date
--------------------------------------------------------------------------------------------------------------
                     90,000                                     $ 0.32                    To November 19, 1999
                                                                $ 0.37                  From November 20, 1999
                                                                                          To November 19, 2000
==============================================================================================================

     (e) Shares issued for financial advisory and consulting services:

         (i) During the year ended December 31, 1999, 250,000 common shares were issued for services pursuant to a financial advisory and consulting agreement. The market value of the Company's common shares at the date of the agreement was $0.64 per share.

         (ii) Pursuant to an agreement entered into during the fiscal year ended April 30, 1998, 125,000 share purchase warrants were issued for financial advisory services. During the year ended December 31, 1999, these warrants were converted into 125,000 common shares at $0.60 per share for total proceeds of $75,000 which had been recorded as a commitment in the prior year. The value assigned to these equity instruments of $75,000 has been expensed during the fiscal year ending April 30, 1998.

9.   INCOME TAXES:

     The Company has non-capital loss carry forwards for income tax purposes of approximately $17,785,000 which are available to reduce taxable income of future years, the benefit of which has not been recorded in the accounts and which expire as follows:

                  2000                                     $    1,285,000
                  2001                                                 -
                  2002                                            650,000
                  2003                                          3,600,000
                  2004                                          2,200,000
                  2005                                          1,650,000
                  2006                                          8,400,000
                  -------------------------------------------------------
                                                           $   17,785,000
                  =======================================================

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 10
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

10.  LITIGATION:

     The Company is engaged in the following litigation:

     (a) During the year ended April 30, 1997, a former director of the Company commenced legal proceedings against the Company for $276,000 alleged to be owing to him for unpaid consulting fees and funds loaned or advanced on behalf of the Company. The Company has filed a defense and counterclaim.

     (b) During the year ended April 30, 1997, four former directors commenced legal proceedings against the Company and certain of its present directors claiming unspecified damages for libel. The Company has filed a defense and counterclaim.

     (c) During the year ended April 30, 1996, the Company commenced legal proceedings against former directors and officers of the Company, companies related to a former director, and the Company's former solicitors and auditors. The relief claimed included damages for breach of fiduciary duty and negligence, an injunction preventing the sale of a computer program named "E-Glue", and an order setting aside a disputed general security agreement against the Company's assets. 484117 B.C. Ltd., a company controlled by a former director, filed a counterclaim alleging that the Company was indebted to it in the amount of $1,495,594 as at November 4, 1994, and seeking to enforce the disputed general security agreement. The Company's former auditors filed a counterclaim for approximately $50,000 alleged to be owing for professional services.

     (d) On January 11, 1999, parties related to a former director commenced proceedings against the Company claiming damages for abuse of process. The Company has filed a defense and counterclaim.

     (e) On February 17, 2000, a company commenced legal proceedings against the Company for $40,000 alleged to be owing to them for unpaid services. The Company is in the course of preparing a defense to the claim.

     While the ultimate outcomes of these claims are uncertain, management of the Company believes it will be successful in defending these actions and accordingly no amounts have been provided in these financial statements.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 11
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

11.  FINANCIAL INSTRUMENTS:

     (a) Fair values of financial instruments:

         The Company's short-term financial instruments consist of cash and cash equivalents, accounts receivable, due to/from related parties, due to officers, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values due to their short term maturity.

         The fair value of the long-term receivables have been calculated using the current market rate for such instruments of the same remaining maturity term and credit risk and approximate carrying value.

     (b) Foreign currency risk:

         Foreign currency risk reflects the risk that the Company's net assets or operations will be negatively impacted due to fluctuations in exchange rates. Revenues billed in United States dollars by the Company come due in the short-term and accordingly, management of the Company believes there is no significant exposure to foreign currency fluctuations. The Company does not have foreign currency hedges in place.

     (c) Credit risk:

         Credit risk reflects the risk that the Company may be unable to recover contractual receivables. No one contract represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

12.  COMMITMENTS:

     The Company has obligations under operating lease arrangements which require the following minimum annual payments:

                  2000                                     $      719,000
                  2001                                            712,500
                  2002                                            647,500
                  2003                                            407,000
                  2004                                             19,000
                  -------------------------------------------------------
                                                           $    2,505,000
                  =======================================================

     Pursuant to agreements with companies with certain common shareholders and directors of the Company, and a director of the Company, approximately $115,000 of these amounts are recoverable from these related parties for the fiscal years 2000 and 2001, approximately $89,000 for the fiscal year 2002, and approximately $36,000 for the fiscal year ending 2003.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 12
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

13.  YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

14.  SUBSEQUENT EVENTS:

     (a) Stock options:

         Subsequent to December 31, 1999, 657,500 stock options were exercised and converted to common shares for total cash proceeds of $1,071,785.

         On January 14 and 21, 2000, the Company granted and received regulatory approval on 2,000,000 stock options (1,000,000 each grant date), exercisable at prices of U.S.$8.69 and U.S.$11.08 per share until January, 2005.

     (b) Share purchase warrants:

         Subsequent to December 31, 1999, 2,607,464 share purchase warrants were exercised and converted to common shares for total cash proceeds of $3,271,834.

     (c) Private placement:

         Subsequent to December 31, 1999, the Company issued, through private placements, 2,500,000 units of the Company at a price of U.S.$1.64 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, entitling the holder to purchase one additional common share without par value, exercisable for a period of two years at a price of U.S.$$1.64 per share for the first year and at a price of U.S.$1.89 per share the second year.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 13
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, the measurement principles of which conform, in all material respects, with those in the United States except as described below:

     (a) Income taxes:

         Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109 ("FAS 109"), deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The application of the provisions of FAS 109 on the Company's balance sheet would result in no net difference in deferred taxes from that reported under Canadian GAAP. At December 31, 1999, the gross deferred tax asset amount relating to a non-capital loss carry forward was $7,400,000 which is reduced by a valuation allowance of $7,400,000 as management does not consider that it is more likely than not that such assets will be realized in the carry forward period. There was no deferred tax liability.

     (b) Stock-based compensation:

         For United States GAAP purposes, the Company has elected to follow the disclosure-only provisions under Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation to employees. Accordingly, the Company's stock-based compensation expense is measured based on the intrinsic value of the option on the date of grant. FAS 123 requires companies that continue to follow APB 25 to disclose the impact of applying the fair value method of FAS 123.

         Under the intrinsic value method of APB 25, the stock option compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock. Accordingly, stock-based compensation for the year ended December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997, for United States GAAP purposes, would be $404,000; $44,400, $nil, and $120,250, respectively.

         Had stock compensation expense for the Company's stock option plan been determined based on the fair value methodology under FAS 123, the Company's net loss would have increased for the year ended December 31, 1999, the eight months ended December 31, 1998, and the years ended April 30, 1998 and 1997 by $4,073,061, $117,616, $315,452 and $374,908,
         respectively. In addition, the Company's loss per share under United States GAAP for the year ended December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997 would have been $0.33, $0.08, $0.13 and $0.16, respectively.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 14
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Stock-based compensation (continued):

         The fair value for the options was estimated using the Black-Scholes option pricing model with the following assumptions: Expected volatility of 80% for the year ended December 31, 1999 and 70% for all other periods, risk-free interest rate ranging from 5.3% to 6.3%, expected life of five years, and a 0% dividend yield.

         The weighted-average fair value of stock options granted for the year ended December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997, are $1.51, $0.29, $0.39 and
         $0.21, respectively.

     (c) Development stage enterprises:

         For United States GAAP purposes, Statement of Financial Accounting Standards No. 7, "Development Stage Enterprises", the Company would be defined to be a development stage enterprise which would require the following additional disclosures:

         (i) The amounts in the consolidated statement of operations and deficit accumulated during the development stage would be presented on a cumulative basis from the Company's inception which is summarized as follows:

--------------------------------------------------------------------------------------------------------------

              Revenues                                                                         $     1,263,036
              Cost of sales (exclusive of amortization and other costs
                disclosed separately below)                                                            284,930
--------------------------------------------------------------------------------------------------------------
                                                                                                       978,106

              Operating expenses:
                  Amortization                                                                       1,364,868
                  Bad debts                                                                            270,998
                  Employee wages and benefits                                                        4,486,537
                  Filing and transfer fees                                                             246,224
                  Investment advisory services                                                         235,000
                  Marketing                                                                          4,148,048
                  Office, printing and sundry                                                        2,617,665
                  Professional fees                                                                  4,900,072
                  Research and development                                                           4,341,863
--------------------------------------------------------------------------------------------------------------
                                                                                                    22,611,275
--------------------------------------------------------------------------------------------------------------

              Loss before undernoted                                                                21,633,169

              Other income                                                                            (468,248)

--------------------------------------------------------------------------------------------------------------

              Loss accumulated during the development stage under U.S. GAAP                    $    21,164,921
--------------------------------------------------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 15
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (c) Development stage enterprises (continued):

         (ii) The amounts in the consolidated statement of cash flows would also be presented on a cumulative basis from the Company's inception which is summarized as follows:

--------------------------------------------------------------------------------------------------------------
              Operations:

                  Loss accumulated during the development stage
                    under U.S. GAAP                                                            $   (21,164,921)
                  Items not involving the use of cash:
                      Amortization                                                                   1,364,868
                      Other                                                                          1,205,146
                  Changes in non-cash operating working capital items                                   20,733
--------------------------------------------------------------------------------------------------------------
                                                                                                   (18,574,174)

              Financing                                                                             29,388,157

              Investments                                                                           (2,255,444)
--------------------------------------------------------------------------------------------------------------

              Increase in cash and cash equivalents during the development stage                     8,558,539

              Cash at inception of development stage                                                       (57)
--------------------------------------------------------------------------------------------------------------

              Cash and cash equivalents, December 31, 1999                                     $     8,558,482
--------------------------------------------------------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 16
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):
     (c) Development stage enterprises (continued):

         (iii) A cumulative statement of stockholders' equity would be presented as follows:

--------------------------------------------------------------------------------------------------------------
                                                          Share Capital               Special         Retained
                                                  -----------------------------       Special         earnings
                                                      Number         Assigned        warrants        (deficit)
--------------------------------------------------------------------------------------------------------------
              Balance, inception of development     1,044,719   $     526,961     $        -   $       382,003
                 stage
              Shares issued for cash                  400,000         100,000              -                -
              Loss for the year                            -               -               -           (90,976)
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1990               1,444,719         626,961                          291,027

              Shares issued for acquisition of      6,660,452       1,105,231              -                -
                 subsidiary
              Shares issued as settlement for debt    900,000         225,000              -                -
              Loss for the year                            -               -               -        (2,237,102)
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1991               9,005,171       1,957,192              -        (1,946,075)

              Shares issued for cash                  500,000         200,000              -                -
              Shares issued for cash                  220,000         198,000              -                -
              Loss for the year                            -               -               -          (431,506)
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1992               9,725,171       2,355,192              -        (2,377,581)

              Shares issued for cash                  783,000         567,250              -          (781,817)
              Loss for the year                            -               -               -                -
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1993              10,508,171       2,922,442              -        (3,159,398)

              Shares issued as a finders fee           53,881          92,675              -                -
              Shares issued for cash                1,588,550       1,671,710              -                -
              Shares issued as settlement for debt    406,450         705,141              -                -
              Loss for the year                            -               -               -        (2,256,961)
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1994              12,557,052       5,391,968              -        (5,416,359)

              Shares issued as settlement for debt    162,165          60,001              -                -
              Earnings for the year                        -               -               -           277,200
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1995              12,719,217       5,451,969              -        (5,139,159)

              Cancellation of escrow shares        (1,926,908)             -               -                -
              Loss for the year                            -               -               -          (898,154)
--------------------------------------------------------------------------------------------------------------

              Balance, April 30, 1996              10,792,309       5,451,969              -        (6,037,313)

              Special warrants issued                       -               -       3,250,500               -
              Shares issued on exercise of
                special warrants                    7,683,000       1,754,500      (1,754,500)              -
              Shares issued on exercise of
                non-transferable warrants             404,500         202,250        (202,250)              -
              Cancellation of shares               (3,924,396)             -               -                -
              Shares issued as settlement for       1,489,446         372,362              -                -
                 debt
              Performance shares issued for           750,000           7,500              -                -
                 cash
              Shares issued on exercise of            123,000          44,280              -                -
                 options
              Share issue costs                            -          (93,437)             -                -
              Loss for the year                            -                -              -        (2,002,863)
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1997              17,317,859       7,739,424       1,293,750       (8,040,176)

              Shares issued on exercise of
                non-transferable warrants           4,203,100       2,106,500              -                -
              Shares issued on exercise of options    699,000         352,100              -                -
              Shares issued in satisfaction of
                a royalty claim                       100,000          25,000              -                -
              Shares issued on exercise of
                special warrants                    4,450,000       1,293,750      (1,293,750)              -
              Special warrants issued                      -               -        1,200,000               -
              Loss for the year                            -               -               -        (2,409,390)
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1998
                carried forward                    26,769,959      11,516,774       1,200,000      (10,449,566)


SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 17
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (c) Development stage enterprises (continued):

         (iii) A cumulative statement of stockholders' equity would be presented as follows:

--------------------------------------------------------------------------------------------------------------
                                                          Share Capital                               Retained
                                                  -------------------------------     Special         earnings
                                                      Number         Assigned        warrants        (deficit)
--------------------------------------------------------------------------------------------------------------
              Balance, April 30, 1998
                brought forward                    26,769,959  $   11,516,774     $ 1,200,000  $   (10,449,566)

              Shares issued on exercise
                of special warrants                   500,000       1,200,000      (1,200,000)              -
              Special warrant subscriptions                -               -          977,082               -
              Loss for the period                          -               -               -        (1,936,683)
--------------------------------------------------------------------------------------------------------------

              Balance, December 31, 1998           27,269,959      12,716,774         977,082      (12,386,249)

              Shares issued on exercise of
                non-transferable warrants          10,434,335       5,078,666              -                -
              Shares issued on exercise of options  1,343,500       1,198,310              -                -
              Shares issued on exercise of
                special warrants                    9,724,611       4,149,843        (977,082)              -
              Shares issued for cash                2,746,833       6,712,155              -                -
              Shares issued for services rendered     250,000         160,000              -                -
              Share subscriptions receivable
                (243,900 common shares)                    -          589,296              -                -
              Share issue costs                            -         (368,245)             -                -
              Loss for the year                            -               -               -        (8,396,669)
--------------------------------------------------------------------------------------------------------------

              Balance, December 31, 1999           51,769,238  $   30,236,799     $        -   $   (20,782,918)
==============================================================================================================

              Identification as a development stage enterprise would not impact the measurement principles applied.

     (d) Research and development:

         For United States GAAP purposes, Statement of Financial Accounting Standards No. 2, "Research and Development Expenditures", requires development costs to be expensed as incurred. Under Canadian GAAP, such expenses are deferred if they meet specified criteria. Deferred development costs of $2,604,115 which were capitalized as at April 30, 1996 would have been expensed as incurred under United States GAAP. As such, these costs were written off during the year ended April 30, 1997. Since April 30, 1996, no costs have been deferred under Canadian GAAP and, accordingly, no difference has arisen to the amounts that could be reported under United States GAAP.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 18
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (e) Loss per share:

         For United States GAAP purposes, 1,030,378 shares held in escrow as at December 31, 1999 (December 31, 1998 - 1,030,378; April 30, 1998 and
         1997 - 1,030,378) are considered contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding for the purposes of calculating loss per share amounts. To the extent that common shares held in escrow are released based on the achievement of performance measures, compensation expense will be recognized under United States GAAP at the date the shares became releasable for the difference between the market value of the shares at that date and the nominal consideration originally paid.

     (f) Summary of United States GAAP adjustments:

         The following table sets forth the effect on the loss for the period and loss per share:

--------------------------------------------------------------------------------------------------------------
                                                          Year      Eight months
                                                         ended             ended      Years Ended April 30,
                                                  December 31,      December 31,   ---------------------------
                                                          1999              1998           1998           1997
--------------------------------------------------------------------------------------------------------------
         Loss determined under Canadian GAAP      $  7,992,669     $   1,892,283   $  2,409,390   $  4,587,628
         Expenses relating to stock-based
           compensation (b)                            404,000            44,400             -          19,350
         Difference in accounting for deferred
           development costs and software,
           including reversal in 1997 of
           write-down recorded under Canadian
           GAAP for costs that would have been
           expensed in a prior year under United            -                 -              -      (2,604,115)
           States GAAP (d)
--------------------------------------------------------------------------------------------------------------
         Loss determined under
           United States GAAP                     $  8,396,669     $   1,936,683   $  2,409,390   $  2,002,863
==============================================================================================================
         Weighted average number of common
           shares outstanding under
           United States GAAP                       37,391,211        25,878,357     20,400,346     14,675,347
==============================================================================================================
         Loss per share under
           United States GAAP                     $       0.22     $        0.07   $       0.12   $       0.14
==============================================================================================================

         There would be no impact from the above adjustments on total assets or shareholders' equity reported under Canadian GAAP at December 31, 1999 and December 31, 1998.

SIDEWARE SYSTEMS INC.
(A Development Stage Enterprise)

Consolidated Notes to Financial Statements, page 19
(Expressed in Canadian dollars)

Year ended December 31, 1999
Eight months ended December 31, 1998
Years ended April 30, 1998 and 1997

--------------------------------------------------------------------------------

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (g) Statement of cash flows:

         Cash flows from operations, financing and investment activities under United States GAAP would be presented as follows:

         -----------------------------------------------------------------------------------------------------
                                                          Year      Eight months
                                                         ended             ended       Years Ended April 30,
                                                  December 31,      December 31,       ---------------------------
                                                          1999              1998           1998           1997
         -----------------------------------------------------------------------------------------------------
         Cash flows from:
              Operations                        $   (6,803,930)    $  (2,338,862)  $ (1,910,207)  $ (1,708,200)
              Financing                             16,551,073         1,050,952      3,415,367      2,372,596
              Investments                           (1,506,005)         (232,525)      (336,802)         4,714
         -----------------------------------------------------------------------------------------------------
         Increase (decrease) in
           cash and cash equivalents            $    8,241,138     $  (1,520,435)  $  1,168,358   $    669,110
         =====================================================================================================


16.  COMPARATIVE FIGURES:

     Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

SIDEWARE SYSTEMS INC.                                                 SCHEDULE B

SHARE CAPITAL
FOR THE THREE MONTHS ENDED DECEMBER 31, 1999

COMMON SHARES

                                                                                                     $ PER
                                                                   NUMBER                            SHARE

Oct 1, 1999       Balance forward                              46,020,303                      $26,605,101
                                                               ----------                      -----------

Oct - Dec 1999    Shares issued on exercise of options            860,500                          801,975

Oct - Dec 1999    Shares issued on exercise
                       of non-transferable warrants             4,263,435                        2,347,288

Oct - Dec 1999    Shares issued on exercise
                       of special warrants                        625,000                          261,384

Oct - Dec 1999    Share subscriptions (243,900 common shares)           -                          589,296

Oct - Dec 1999    Share issue costs                                     -                         (368,245)
                                                               ----------                      -----------

Dec 31, 1999      Total for the quarter                         5,748,935                        3,631,698
                                                               ----------                      -----------

                  SHARE CAPITAL DECEMBER 31/99                 51,769,238                      $30,236,799
                                                               ===========                     ===========

SPECIAL WARRANTS


Oct 1/99          Balance forward                                 NIL
                                                            =============

Dec 31/99         SPECIAL WARRANTS DEC 31, 1999                   NIL
                                                            =============

SIDEWARE SYSTEMS INC.                                                 SCHEDULE B
                                                                     (CONTINUED)

OPTIONS GRANTED
DURING THE THREE MONTHS ENDED DECEMBER 31, 1999:

DATE:             OCTOBER 4, 1999
EXERCISE PRICE:   $2.66
EXPIRY DATE:      OCTOBER 4, 2004


NAME                                                      NUMBER
Arias, Veronica                                           10,000
Colen, Michael                                           200,000
Dhat, Neelam                                              20,000
Dreskai, Robert                                           10,000
Dykstra, John                                             20,000
Gubser, Lyn                                               25,000
Hall, Chris                                               20,000
Huang, May                                                20,000
MacGregor, Michelle                                       20,000
Mahon, Alex                                               20,000
Sutherland, Grant                                        250,000
Taylor, Vince                                            100,000
Zhang, John                                               25,000

DATE:             OCTOBER 20, 1999
EXERCISE PRICE:   $2.78
EXPIRY DATE:      OCTOBER 20, 2004


NAME                                                      NUMBER
Benson, Shanna                                            20,000
Drezet, Tony                                              10,000
Hall, Chris                                               10,000
Hildebrand, Paul                                          25,000
Jurisic, Sava                                             20,000
Lai, Harry                                                20,000
Mounts, Gary                                               5,000
Sterniolo, Vince                                          20,000
Unger, Al                                                 10,000
Vandrimmlen, Ed                                           10,000

                           QUARTERLY REPORT - FORM 61

                         QUARTER ENDED DECEMBER 31, 1999

                              SIDEWARE SYSTEMS INC.

                        SHEDULE C: MANAGEMENT DISCUSSION

                     PERIOD: OCTOBER 1, 1999 TO MAY 17, 2000

1.       SCOTT FRIEDLANDER

Mr. Friedlander joined Sideware as Executive Vice President of Sales and Marketing. Scott spent 18 years with Xerox and brings a wealth of knowledge and contacts to Sideware.

2.       SALES OFFICES

Sales offices have been opened in San Jose, Atlanta, Boston and Chicago in addition to our main Herndon, Virginia office.

3.       SALES AND SUPPORT STAFF

Sales and Support Staff in the U.S. have grown to 70 people. The company now has approximately 130 employees.

4.       FINANCING

Private Placement financing during this period resulted in approximately US$15,000,000 being raised for Sideware.

5.       INVESTOR RELATIONS ACTIVITIES

Shareholders and interested persons can contact Richard Simpson by telephone at
(604) 986-6121; fax at (604) 980-7121 or by e-mail to rsimpson@sideware.com. Jennifer Burke can be contacted at (604) 669-2101, ext 224, fax at (604) 669-2151 or by e-mail to JENNIFER@SIDEWARE.COM. Please visit our website at sideware.com.

LIST OF DIRECTORS AT MAY 17, 2000

                                   OWEN JONES
                                GRANT SUTHERLAND
                                  JAMES SPEROS
                                  JAY NUSSBAUM
                                  EDWARD WHITE
                                  PETER KOZICKI

[LOGO]
[LETTERHEAD]

FOR IMMEDIATE RELEASE:  JANUARY 31, 2000

INVESTOR CONTACTS:

Richard S. Simpson or
Jennifer Burke
ir@sideware.com
(604) 988-0440

                 SIDEWARE SYSTEMS INC. ANNOUNCES US $25,000,000
                                PRIVATE PLACEMENT

VANCOUVER, B.C. - Sideware Systems Inc. (CDNX:SYD.U and OTC-BB:SDWSF) has arranged a non-brokered private placement in the sum of US $25,000,000. Under the private placement, 2,500,000 units will be issued at price of US $10.00 per unit, subject to regulatory approval.

Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the company for a period of two years, at a price of US $10.00 per share in the first year or US $11.50 per share in the second year. A finder's fee of 5% will be paid in cash or securities or a combination thereof, subject to regulatory approval.

The proceeds in the sum of US $25,000,000 will be used to finance product development, sales and marketing, company expansion and general working capital.

ABOUT SIDEWARE
Sideware is an IBM ISV and Business Partner providing products, solutions and integration services. The company has coupled Dr. Bean e-Customer Relationship Management Technology ("e-CRMT") with IBM products providing a flexible e-Business "backbone" for small companies to large corporations. The company is a Java developer and has exclusively built Dr. Bean using Java and Enterprise Java technologies. For further information on Sideware's total solution or turnkey products and services, please visit www.sideware.com. For investment information visit www.techwestmgmt.com/sideware. Sideware Systems Inc., Corporate Headquarters in North Vancouver, BC publicly trades on both the OTC Bulletin Board, "SDWSF" and in U.S. dollars on the Canadian Venture Stock Exchange (CDNX) - "SYD-U". Sideware Corp. is headquartered in Herndon, VA, and is the centre for the company's product sales and service operations.

                             ON BEHALF OF THE BOARD

                               /s/Grant Sutherland

                                Grant Sutherland

                                    Chairman

                                     -more-

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward-looking statements. Certain information included in this communication (as well as information included in oral statements or other written statements made or to be made by Sideware Systems Inc.) contains statements that are forward-looking, such as statements relating to the future anticipated direction of the high technology industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of Sideware Systems Inc. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financial activities, domestic and global economic conditions, changes in federal or state income tax laws, and market competition factors.

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.  REPORTING ISSUER

                  Sideware Systems Inc.
                  102 - 930 West 1st Street
                  North Vancouver, B.C.
                  V7P 3N4

ITEM 2.  DATE OF MATERIAL CHANGE

                  January 31, 2000

ITEM 3.  PRESS RELEASE

                  The News Release was issued on January 31, 2000.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

                  The Company announces a non-brokered private placement of up to 2,500,000 units at a price of US $10.00.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

                  Sideware Systems Inc. (CDNX:SYD.U and OTC-BB:SDWSF) has arranged a non-brokered private placement in the sum of up to US $25,000,000. Under the private placement, up to 2,500,000 units will be issued at price of US $10.00 per unit, subject to regulatory approval.

                  Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the company for a period of two years, at a price of US $10.00 per share in the first year or US $11.50 per share in the second year. A finder's fee of 5% will be paid in cash or securities or a combination thereof, subject to regulatory approval.

                  The proceeds in the sum of US $25,000,000 will be used to finance product development, sales and marketing, company expansion and general working capital.

ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT

                  N/A

ITEM 7.  OMITTED INFORMATION

                  N/A

ITEM 8.  SENIOR OFFICERS

                  Grant Sutherland:  (604) 986-6121

ITEM 9.  STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 31st day of January, 2000.

Sideware Systems Inc.

/s/ Grant Sutherland
--------------------------------
Grant Sutherland
Director

                                     FORM 4A

                          PRIVATE PLACEMENT NOTICE FORM

Re:  Sideware Systems Inc.  (SYD.U) (the "Issuer").

SEDAR Project #:       N/A          .
                --------------------

Issued and Outstanding Shares Prior to Private Placement   56,256,620   .
                                                        ----------------

Date of News Release Announcing the Private Placement  January 31, 2000        .
                                                       ------------------------

--------------------------------------------------------------------------------

1.            Total amount of funds to be raised: US$11,040,000.

2. Description of securities to be issued:

              (a)          Class common.

              (b)          Number 1,104,000.

              (c)          Price per security US$10.00.

3. If Warrants are to be issued, provide the following information:

              (a)          Number 1,104,000.

              (b) Number of Listed Shares eligible to be purchased on exercise of Warrants 1,104,000.

              (c) Exercise price of Warrants US$10.00 in the first year and US$11.50 in the second year.

              (d) Expiry date of Warrants two years from the date of issue.

4. If Debt Securities are to be issued, provide the following information:

              (a)          Aggregate principal amount _________________________.

              (b)          Maturity date ______________________________________.

              (c)          Interest rate ______________________________________.

              (d)          Conversion terms ___________________________________.

              (e)          Default provisions _________________________________.


--------------------------------------------------------------------------------
FORM 4A                                                                  PAGE 1

5. Placees - If the Private Placement is non-brokered, please complete the following chart for each anticipated placee.

              -----------------------------------------------------------------------------------------------------
                 NAME & ADDRESS OF
              PURCHASER (IF PLACEE IS                     SECTION OF      PRESENT DIRECT
                A ISSUER, STATE THE       NUMBER OF        ACT/RULES        & INDIRECT
              NAMES OF THE BENEFICIAL     SECURITIES      PROSPECTUS     HOLDINGS IN THE   PAYMENT       INSIDER
                      OWNERS)             PURCHASED        EXEMPTION          ISSUER          DATE        Y / N
              -----------------------------------------------------------------------------------------------------
              William W. Noel, III      10,000          74(2)(4)         250,000           03/10/00    N
              3527 B. S. Stafford
              Street
              Arlington, VA
              22206
              -----------------------------------------------------------------------------------------------------
              Daniel P. Walsh           10,000          74(2)(4)         10,000            03/10/00    N
              1212 Chadworth Ct.
              McLean, VA
              22102
              -----------------------------------------------------------------------------------------------------
              James B. Freud            25,000          74(2)(4)         Nil               02/29/00    N
              20760 Eastlake Court
              Potomac Falls, VA
              20165
              -----------------------------------------------------------------------------------------------------
              Edward J. McCrossen       25,000          74(2)(4)         Nil               02/29/00    N
              20231 Watermark Place
              Potomac Falls, VA
              20165
              -----------------------------------------------------------------------------------------------------
              V&D Partnerships, Inc.,   50,000          74(2)(4)         Nil               02/29/00    N
              LLC
              633 SE 3rd Avenue Suite
              4F
              Fort Lauderdale, FL
              33301
              (Victor Souaid and
              Danny Scarfone)
              -----------------------------------------------------------------------------------------------------
              Capitol Ventures LLC      50,000          74(2)(4)         Nil               03/02/00    N
              8133 Leesburgh Pike #360
              Vienna, VA
              22182
              (Harold P. McLarnon and
              Royal Collette)
              -----------------------------------------------------------------------------------------------------
              Communications Partners   25,000          74(2)(4)         Nil               03/02/00    N
              LLC
              7444 Old Maple Square
              McLean, VA
              22102
              (Harold P. McLarnon
              John P. Mamana and
              Michael T. Shehadi)
              -----------------------------------------------------------------------------------------------------
              Jeff Lubore               50,000          74(2)(4)         1,405,800         02/25/00    N
              8160 Silverberry
              Way



--------------------------------------------------------------------------------
FORM 4A                                                                  PAGE 2


              Vienna, VA
              22182

              -----------------------------------------------------------------------------------------------------
              Dan Brigati               25,000          74(2)(4)         3,000             02/28/00    N
              11027 Earlsgate Lane
              Rockville, MD
              20852

              -----------------------------------------------------------------------------------------------------
              MTTM LLC                  50,000          74(2)(4)         Nil               03/01/00    N
              10022 Park Trail
              Houston, TX
              77024
              (Eric Mattson, Schuyler
              Tilney, Beth Tilney and
              Franklin Myers)
              -----------------------------------------------------------------------------------------------------
              Steven Daniels            20,000          74(2)(4)        275,000            03/01/00    N
              6765 Creekside Drive
              Long Grove, IL
              60047
              -----------------------------------------------------------------------------------------------------
              Vinnie Maniola            10,000          74(2)(4)         30,000            03/01/00    N
              1074 South Thyra Lane
              Inverness, IL
              60067
              -----------------------------------------------------------------------------------------------------
              Charles J. Schatz         10,000          74(2)(4)         Nil               03/01/00    N
              10430 Wilshire Place
              #PH5
              Los Angeles, CA
              90024
              -----------------------------------------------------------------------------------------------------
              Mark S. Kim               10,000          74(2)(4)         11,000            03/01/00    N
              678 N. Maple Avenue
              Palatine, IL
              60067
              -----------------------------------------------------------------------------------------------------
              Michael S. Ward           25,000          74(2)(4)         Nil               02/26/00    N
              407 S. Royal Palm Way
              Tampa, FL
              33609
              -----------------------------------------------------------------------------------------------------
              David A. Robison          50,000          74(2)(4)         1,145,750         02/28/00    N
              10104 Harewood Court
              Great Falls, VA
              22066
              -----------------------------------------------------------------------------------------------------
              Peter J. Valotto          25,000          74(2)(4)         Nil               02/28/00    N
              101 Preston Place
              Beverly Farms, MA
              01915-2159
              -----------------------------------------------------------------------------------------------------
              Thomas E. Gillman         25,000          74(2)(4)         110,000           02/28/00    N
              12402 Macao Court
              Herndon, VA
              20171-2100
              -----------------------------------------------------------------------------------------------------
              John B. Giarolo           25,000          74(2)(4)         150,000           02/18/00    N
              62 South Pond Road


--------------------------------------------------------------------------------
FORM 4A                                                                  PAGE 3


              S. Glastonbury, CT
              06073-2324
              -----------------------------------------------------------------------------------------------------
              Peter N. Gladding         50,000          74(2)(4)         15,000            02/26/00    N
              38 Miss Fry Drive
              East Greenwich, RI
              02818-1245
              -----------------------------------------------------------------------------------------------------
              Michael H. Owen           50,000          74(2)(4)         Nil               02/28/00    N
              2243 Fisher Island Drive
              Fisher Island, FL
              33109

              -----------------------------------------------------------------------------------------------------
              Roman Matijkiw 1176       25,000          74(2)(4)         100,000           02/18/00    N
              Brandy Run Road
              Herndon, VA
              22070

              -----------------------------------------------------------------------------------------------------
              Gus Wahlroth              25,000          74(2)(4)         Nil               03/13/00    N
              5737 126th Street
              Surrey, B.C.
              V3W 0J2
              -----------------------------------------------------------------------------------------------------
              Leo Wong                  30,000          74(2)(4)         Nil               03/13/00    N
              1115 W. 38th Avenue
              Vancouver, B.C.
              V6M 1P8

              -----------------------------------------------------------------------------------------------------
              Theresa Kong              10,000          74(2)(4)         Nil               03/13/00    N
              1189 Balford Avenue
              Vancouver, B.C.
              V6H 1X3

              -----------------------------------------------------------------------------------------------------
              Tom Wood                  25,000          74(2)(4)         10,500            03/13/00    N
              46032 Britton Avenue
              Chilliwack, B.C.
              V2R 2P9

              -----------------------------------------------------------------------------------------------------
              Irene Tai                 10,000          74(2)(4)         Nil               03/13/00    N
              7 Dianthus Road
              Yau Yat Chuen, Kowloon
              Hong Kong
              852-238-10800

              -----------------------------------------------------------------------------------------------------
              Agora Partners            139,000         74(2)(4)         Nil               03/15/00    N
              31 Forester Crescent
              Markham, Ontario
              L6C 1W2
              (George Tsiolis, George
              Koutroubis, Paul
              Kondakos, Anthony
              Iantorno, Realest
              Marketing Corp., Manny
              -----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
FORM 4A                                                                  PAGE 4


              Speranza, Dubravko
              Trpcic, Jim Gamas)
              -----------------------------------------------------------------------------------------------------
              Beancounter Investments   40,000          BOR #98/11      416,000            03/22/00    N
              Pty Limited 73
              Market Street Mudgee NSW
              2850, Australia
              (Hugh Gordon Bateman,
              Catherine Bateman,
              Richard Hooper, Mary
              Hooper, Christopher Davis,
              Patrick Hawkes, David
              Brayshaw, Cheryl
              Brayshaw, The Property
              Shop (NSW) PTY LTD
              Superannuation Fund)
              -----------------------------------------------------------------------------------------------------
              Charles Magal and         15,000          74(2)(4)        120,000            03/15/00    N
              Helen Stamatacos
              505 Washington Street
              Cumberland, MD
              21502

              -----------------------------------------------------------------------------------------------------
              JNF II LLC                10,000          74(2)(4)         250               03/31/00    N
              6931 Arlington Road
              Bethesda, MD
              20814
              (Joel Fernebok)

              -----------------------------------------------------------------------------------------------------
              Drake Darrin              25,000          74(2)(4)        2Nil00             03/15/00    N
              125 Mason Street
              Grenwich, CT
              06831
              -----------------------------------------------------------------------------------------------------
              Dennis Keegan             50,000          74(2)(4)         62,500            03/03/00    N
              13 Parkridge Hollow Road
              Grenwich, CT
              06831

              -----------------------------------------------------------------------------------------------------
              Cameron Capital Ltd.      50,000          74(2)(4)         Nil               03/16/00    N
              Century House
              Par-la-Ville Road
              Hamilton, HM08, Bermuda
              -----------------------------------------------------------------------------------------------------
              David Osnos               10,000          74(2)(4)         Nil               03/16/00    N
              6606 Rivercrest Ct.
              Bethudsa, Maryland
              20816

              -----------------------------------------------------------------------------------------------------
              Reicher Capital           20,000          74(2)(4)         125,000           03/16/00    N
              Management


--------------------------------------------------------------------------------
FORM 4A                                                                  PAGE 5


              Company Inc.
              #1 Bridge Street
              Irvington, NY
              10533

              -----------------------------------------------------------------------------------------------------

6.            Please disclose the proposed use of proceeds.

              If the Issuer is a Tier 2 Issuer, provide a comparison to expenditures on similar categories in the preceding 12 month period.

     ----------------------------------------------------------------------------------------------------------------

                        USE OF PROCEEDS                              EXPENDITURES ON SIMILAR CATEGORIES IN
                                                                              PRECEDING 12 MONTHS
     ----------------------------------------------------------------------------------------------------------------
     To provide capital for financing product
     development, sales and marketing, company expansion    General & Administrative expense for 12 months ending
     and general working capital........US$11,040,000       January 31, 2000:......................................
                                                            approx. US$4,838,335 (this does not include
                                                            expenditures on research and development, marketing or
                                                            sales)
     ----------------------------------------------------------------------------------------------------------------

7. State the estimated working capital on hand as at the preceding month end.

              US$15,038,929

8. Provide the following information for any finder's fee or commission to be paid in connection with the placement:

         (a) Finder/broker (name, address, beneficial ownership where applicable)
                  GEORGE TSIOLIS OF 31 FORESTER CRESCENT, MARKHAM, ON, L6C 1W2; GOLDEN CAPITAL SECURITIES LTD. OF SUITE 168, 1177 WEST HASTINGS STREET, VANCOUVER, BC, V6E 2K3; JEFF LUBORE OF 8160 SILVERBERRY WAY, VIENNA, VA, 22182; BRIAN COHN OF 5410 CATHEDRAL AVENUE N.W., WASHINGTON, D.C., 20016. .

         (b) Cash GEORGE TSIOLIS - US$54,500; GOLDEN CAPITAL SECURITIES LTD. - US$50,000; JEFF LUBORE - US$262,500; BRIAN COHN - US$77,500.

         (c)      Securities   N/A.

         (d)      Expiry date for Warrants N/A .

         (e)      Exercise price of Warrants N/A .

9.           State whether the finder is at Arm's Length to the Issuer.

             The finders are at Arm's Length to the Issuer.

10. Describe the particulars of any other proposed material changes in the affairs of the Issuer.

--------------------------------------------------------------------------------
FORM 4A                                                                  PAGE 6

             N/A

11. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

             N/A

12. State whether the Private Placement will result in a change of control.

             No change of control will result from this private placement.

13. State whether shareholder approval of the Private Placement is required.

             N/A

14. State the Prospectus exemption being relied on and the hold period to which the securities will be subject.

             The prospectus exemptions being relied on are: 74(2)(4) of the Act and BOR #98/11. The Issuer has a current AIF on file with the B.C. Securities Commission and hence the securities will be subject to a four-month hold period.

15. If this transaction is not fully in accordance with Policy 4.1 - Private Placements, indicate where there are deviations, and explain why a waiver of policy is in the best interests of the Issuer and the investing public.


--------------------------------------------------------------------------------
FORM 4A                                                                  PAGE 7

                                     FORM 4B

                         PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re:      Sideware Systems Inc. (SYD.U)                        (the "Issuer").
    ----------------------------------------------------------
SEDAR Project #:             N/A               .
                 -----------------------------
Date:    April 5, 2000 .
      -----------------
Date of Exchange Conditional Acceptance:         March 20, 2000          .
                                         --------------------------------
Total Number and Type of Security:          1,104,000 Units              .
                                   --------------------------------------

--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
FULL NAME &
RESIDENTIAL ADDRESS      NUMBER OF       PURCHASE      PROSPECTUS      PRESENT DIRECT &    PAYMENT DATE*    INSIDER
OF PURCHASER            SECURITIES      PRICE PER       EXEMPTION      INDIRECT HOLDINGS                     Y / N
                         PURCHASED       SECURITY                        IN THE ISSUER
                                          (CDN$)
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
William W. Noel, III  10,000           $14.60        74(2)(4)         250,000              03/10/00       N
3527 B. S. Stafford                    (US$10.00)
Street
Arlington, VA
22206
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Daniel P. Walsh       10,000           $14.60        74(2)(4)         10,000               03/10/00       N
1212 Chadworth Ct.                     (US$10.00)
McLean, VA
22102
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
James B. Freud        25,000           $14.60        74(2)(4)         Nil                  02/29/00       N
20760 Eastlake Court                   (US$10.00)
Potomac Falls, VA
20165
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Edward J. McCrossen   25,000           $14.60        74(2)(4)         Nil                  02/29/00       N
20231 Watermark                        (US$10.00)
Place
Potomac Falls, VA
20165
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
V&D Partnerships,     50,000           $14.60        74(2)(4)         Nil                  02/29/00       N
Inc., LLC                              (US$10.00)
633 SE 3rd Avenue
Suite 4F
Fort Lauderdale,
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------


--------------------------------------------------------------------------------
FORM 4B                 PRIVATE PLACEMENT SUMMARY FORM                    PAGE 1
(AS AT JANUARY 2000)


FL
33301
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Capitol Ventures LLC  50,000           $14.60        74(2)(4)         Nil                  03/02/00       N
8133 Leesburgh Pike                    (US$10.00)
#360
Vienna, VA
22182
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Communications        25,000           $14.60        74(2)(4)         Nil                  03/02/00       N
Partners LLC                           (US$10.00)
7444 Old Maple
Square
McLean, VA
22102
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Jeff Lubore           50,000           $14.60        74(2)(4)         1,405,800            02/25/00       N
8160 Silverberry Way                   (US$10.00)
Vienna, VA
22182
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Dan Brigati           25,000           $14.60        74(2)(4)         3,000                02/28/00       N
11027 Earlsgate Lane                   (US$10.00)
Rockville, MD
20852
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
MTTM LLC              50,000           $14.60        74(2)(4)         Nil                  03/01/00       N
10022 Park Trail                       (US$10.00)
Houston, TX
77024
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Steven Daniels        20,000           $14.60        74(2)(4)         75,000               03/01/00       N
6765 Creekside Drive                   (US$10.00)
Long Grove, IL
60047
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Vinnie Maniola        10,000           $14.60        74(2)(4)         30,000               03/01/00       N
1074 South Thyra                       (US$10.00)
Lane
Inverness, IL
60067
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Charles J. Schatz     10,000           $14.60        74(2)(4)         Nil                  03/01/00       N
10430 Wilshire Place                   (US$10.00)
#PH5
Los Angeles, CA
90024
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Mark S. Kim           10,000           $14.60        74(2)(4)         11,000               03/01/00       N
678 N. Maple Avenue                    (US$10.00)
Palatine, IL
60067
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Michael S. Ward       25,000           $14.60        74(2)(4)         Nil                  02/26/00       N
407 S. Royal Palm                      (US$10.00)
Way
Tampa, FL
33609
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
David A.
-----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
FORM 4B                 PRIVATE PLACEMENT SUMMARY FORM                    PAGE 3
(AS AT JANUARY 2000)


-----------------------------------------------------------------------------------------------------------------------
Robison               50,000           $14.60        74(2)(4)         1,145,750            02/28/00       N
10104 Harewood Court                   (US$10.00)
Great Falls, VA
22066
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Peter J. Valotto      25,000           $14.60        74(2)(4)         Nil                  02/28/00       N
101 Preston Place                      (US$10.00)
Beverly Farms, MA
01915-2159
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Thomas E. Gillman     25,000           $14.60        74(2)(4)         110,000              02/28/00       N
12402 Macao Court                      (US$10.00)
Herndon, VA
20171-2100
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
John B. Giarolo       25,000           $14.60        74(2)(4)         150,000              02/18/00       N
62 South Pond Road                     (US$10.00)
S. Glastonbury, CT
06073-2324
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Peter N. Gladding     50,000           $14.60        74(2)(4)         15,000               02/26/00       N
38 Miss Fry Drive                      (US$10.00)
East Greenwich, RI
02818-1245
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Michael H. Owen       50,000           $14.60        74(2)(4)         Nil                  02/28/00       N
2243 Fisher Island                     (US$10.00)
Drive
Fisher Island, FL
33109
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Roman Matijkiw 1176   25,000           $14.60        74(2)(4)         100,000              02/18/00       N
Brandy Run Road                        (US$10.00)
Herndon, VA
22070
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Gus Wahlroth          25,000           $14.60        74(2)(4)         Nil                  03/13/00       N
5737 126th Street                      (US$10.00)
Surrey, B.C.
V3W 0J2
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Leo Wong              30,000           $14.60        74(2)(4)         Nil                  03/13/00       N
1115 W. 38th Avenue                    (US$10.00)
Vancouver, B.C.
V6M 1P8
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Theresa Kong          10,000           $14.60        74(2)(4)         Nil                  03/13/00       N
1189 Balford Avenue                    (US$10.00)
Vancouver, B.C.
V6H 1X3
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------


--------------------------------------------------------------------------------
FORM 4B                 PRIVATE PLACEMENT SUMMARY FORM                    PAGE 3
(AS AT JANUARY 2000)


--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Tom Wood              25,000           $14.60        74(2)(4)         10,500               03/13/00       N
46032 Britton Avenue                   (US$10.00)
Chilliwack, B.C.
V2R 2P9
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Irene Tai             10,000           $14.60        74(2)(4)         Nil                  03/13/00       N
7 Dianthus Road                        (US$10.00)
Yau Yat Chuen,
Kowloon
Hong Kong
852-238-10800
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Agora Partners        139,000          $14.60        74(2)(4)         Nil                  03/15/00       N
31 Forester Crescent                   (US$10.00)
Markham, Ontario
L6C 1W2
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Beancounter           40,000           $14.60        BOR #98/11       16,000               03/22/00       N
Investments Pty                        (US$10.00)
Limited
73 Market Street
Mudgee Nsw 2850,
Australia
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Charles Magal and     15,000           $14.60        74(2)(4)         20,000               03/15/00       N
Helen Stamatacos                       (US$10.00)
505 Washington
Street
Cumberland, MD
21502
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
JNF II LLC            10,000           $14.60        74(2)(4)         250                  03/31/00       N
6931 Arlington Road                    (US$10.00)
Bethesda, MD
20814
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Drake Darrin          25,000           $14.60        74(2)(4)         Nil                  03/15/00       N
125 Mason Street                       (US$10.00)
Grenwich, CT
06831
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Dennis Keegan         50,000           $14.60        74(2)(4)         62,500               03/03/00       N
13 Parkridge Hollow                    (US$10.00)
Road
Grenwich, CT
06831
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Cameron Capital Ltd.  50,000           $14.60        74(2)(4)         Nil                  03/16/00       N
Century House                          (US$10.00)
Par-la-Ville Road
Hamilton,
HM08, Bermuda
Bermuda
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
David Osnos           10,000           $14.60        74(2)(4)         Nil                  03/16/00       N
6606 Rivercrest                        (US$10.00)
Ct.
-----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

FORM 4B                 PRIVATE PLACEMENT SUMMARY FORM                    PAGE 4
(AS AT JANUARY 2000)

-----------------------------------------------------------------------------------------------------------------------
Bethudsa,
Maryland
20816
--------------------- ---------------- ------------- ---------------- -------------------- -------------- -------------
Reicher Capital       20,000           $14.60        74(2)(4)         125,000              03/16/00       N
Management Company                     (US$10.00)
Inc.
#1 Bridge Street
Irvington, NY
10533
-----------------------------------------------------------------------------------------------------------------------

*Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

                                                          YES  X    NO
                                                             -----     --------
If NO, please explain:
                      ---------------------------------------------------------
1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

3. A Form 4D - Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual.

                                                          YES  X    NO
                                                             -----     --------

              If the Form 4D on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

--------------------------------------------------------------------------------
FORM 4B                 PRIVATE PLACEMENT SUMMARY FORM                    PAGE 5
(AS AT JANUARY 2000)

                                  FORM 45-501F1

                                 Securities Act

                  Report of a trade under clause 72(1)(a), (b),

                      (c), (d), (l), (p) or (q) of the Act,

                     Section 2.4, 2.5 or 2.11 of Rule 45-501

        or Subsection 2.1(1) or paragraph 2.2(d) or 2.3(d) of rule 45-504

                (Note: Circle or highlight applicable provision)

Note: This report is not required where a bank listed in Schedule I or II to the BANK ACT (CANADA) or a loan corporation or trust corporation registered under the LOAN AND TRUST CORPORATION ACT acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1.   FULL NAME AND ADDRESS OF THE VENDOR.

     Sideware Systems Inc.
     102 - 930 West 1st Street
     North Vancouver, BC
     V7P 3N4

2. NAME AND ADDRESS OF THE ISSUER OF THE SECURITY TRADED AND DESCRIPTION OF THE SECURITY.

      Sideware Systems Inc.
      102 - 930 West 1st Street
      North Vancouver, B.C.
      V7P 3N4

      139,000 units with each unit comprising one common share and one share purchase warrant. Each underlying warrant will entitle the holder thereof to purchase one additional common share of the Issuer for a period of two years at a price of US$10.00 per share in the first year and US$11.50 per share in the second year.

3.   DATE OF TRADE(S).

     April 13, 2000

4.   AMOUNT OR NUMBER OF PURCHASE

SECURITIES PURCHASED   139,000 UNITS         PRICE  US$10.00 PER UNIT

5. THE VENDOR HAS PREPARED AND CERTIFIED A LIST COMPRISING THE NAME AND ADDRESS OF EACH PURCHASER, THE AMOUNT OR NUMBER OF SECURITIES PURCHASED AND THE PURCHASE PRICE PAID BY EACH PURCHASER AND SUCH CERTIFIED LIST WILL BE PROVIDED ON REQUEST TO A DULY AUTHORIZED REPRESENTATIVE OF THE COMMISSION OR TO SECURITYHOLDERS WHO ACQUIRED SECURITIES PURSUANT TO THE PROSPECTUS EXEMPTION IN CLAUSE 72(1)(p) OF THE ACT OR SECTION 2.4 OF RULE 45-501 EXEMPT DISTRIBUTIONS.

6. STATE THE NAME AND ADDRESS OF ANY PERSON ACTING AS AGENT IN CONNECTION WITH THE TRADE(S) AND THE COMPENSATION PAID OR TO BE PAID TO SUCH AGENT.

George Tsiolis of 31 Forester Crescent, Markham, ON, L6C 1W2 was paid a finder's fee of US$54,500 in connection with the trade.

7. CALCULATION OF FEES PAYABLE UPON FILING FORM 45-501F1: (SEE SECTION 7.3 OF RULE 45-501 EXEMPT DISTRIBUTIONS)

(0.02% of $2,029,400 being the Canadian dollar equivalent of the purchase price.)

TOTAL FEE PAYABLE: $405.88.

8. AFTER EXERCISING REASONABLE DILIGENCE IN ITS ENQUIRIES, THE VENDOR BELIEVES THAT THE VENDOR IS ENTITLED TO THE USE OF THE EXEMPTION WHICH IS CIRCLED ABOVE.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

THE UNDERSIGNED HEREBY CERTIFIES THAT THE STATEMENTS MADE IN THIS REPORT ARE TRUE AND CORRECT.

DATED AT VANCOUVER, BRITISH COLUMBIA THIS 20TH DAY OF APRIL, 2000.

SIDEWARE SYSTEMS INC.

(NAME OF VENDOR OR AGENT - PLEASE PRINT)

/s/  GRANT SUTHERLAND
-----------------------------
(SIGNATURE)

DIRECTOR
-----------------------------
(OFFICIAL CAPACITY - PLEASE PRINT)

         GRANT SUTHERLAND
-------------------------------------
(PLEASE PRINT HERE NAME OF INDIVIDUAL WHOSE SIGNATURE APPEARS ABOVE, IF DIFFERENT FROM NAME OF VENDOR OR AGENT ABOVE)

INSTRUCTIONS:

1. In answer to question 6 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Fee: Cheque made payable to the Ontario Securities Commission.

4. Please print or type and file TWO signed copies with:
Ontario Securities Commission
Suite 1800, Box 55,
20 Queen Street West
Toronto, Ontario M5H 3S8.

This is the form required under section 139 of the SECURITIES RULES and, if applicable, by an order issued under section 76 of the SECURITIES ACT.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION

(PLEASE REFER TO THE INSTRUCTIONS BEFORE COMPLETING THE INFORMATION BELOW.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the SECURITIES ACT,
R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the
SECURITIES RULES, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the SECURITIES ACT.

1. Name, address and telephone number of the issuer of the security distributed.

         SIDEWARE SYSTEMS INC.
         102 - 930 West 1st Street
         North Vancouver, B.C.
         V7P 3N4

         Telephone Number: (604) 986-6121

2. State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

         The Issuer is an exchange issuer.

3.       Describe the type of security and the aggregate number distributed.

         1,104,000 units with each unit comprising one common share and one share purchase warrant. Each underlying warrant will entitle the holder thereof to purchase one additional common share of the Issuer for a period of two years at a price of US$10.00 per share in the first year and US$11.50 per share in the second year.

4.       Date of the distribution(s) of the security.

         April 13, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

         Section 74(2)(4) of the Act and BOR #98/11.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Full Name and Residential Address of    Number of           Price Per Share     Total Purchase Price  Section of Act/Rules
Purchaser                               Securities          (Canadian $)        (Canadian $)          and if applicable,
                                        Purchased                                                     Date of Discretionary
                                                                                                      Order or Blanket Order
                                                                                                      Number
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
William W. Noel, III                    10,000              $14.60              $146,000              74(2)(4)
3527 B. S. Stafford Street                                  (US$10.00)          (US$100,000)
Arlington, VA
22206
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Daniel P. Walsh & Cynthia P. Walsh      10,000              $14.60              $146,000              74(2)(4)
JTWROS                                                      (US$10.00)          (US$100,000)
1212 Chadworth Ct.
McLean, VA
22102
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
James B. Freund                         25,000              $14.60              $365,000              74(2)(4)
20760 Eastlake Court                                        (US$10.00)          (US$250,000)
Potomac Falls, VA
20165
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Edward J. McCrossen                     25,000              $14.60              $365,000              74(2)(4)
20231 Watermark Place                                       (US$10.00)          (US$250,000)
Potomac Falls, VA
20165
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
V&D Partnerships, Inc., LLC             50,000              $14.60              $730,000              74(2)(4)
633 SE 3rd Avenue Suite 4F                                  (US$10.00)          (US$500,000)
Fort Lauderdale, FL
33301
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Capitol Ventures LLC                    50,000              $14.60              $730,000              74(2)(4)
8133 Leesburgh Pike #360                                    (US$10.00)          (US$500,000)
Vienna, VA
22182
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Communications Partners LLC             25,000              $14.60              $365,000              74(2)(4)
7444 Old Maple Square                                       (US$10.00)          (US$250,000)
McLean, VA
22102
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Jeff Lubore                             50,000              $14.60              $730,000              74(2)(4)
8160 Silverberry Way                                        (US$10.00)          (US$500,000)
------------------------------------------------------------------------------------------------------------------------------


                                       3

------------------------------------------------------------------------------------------------------------------------------
Vienna, VA
22182
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Daniel Brigati                          25,000              $14.60              $365,000              74(2)(4)
11027 Earlsgate Lane                                        (US$10.00)          (US$250,000)
Rockville, MD
20852
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
MTTM LLC                                50,000              $14.60              $730,000              74(2)(4)
10022 Park Trail                                            (US$10.00)          (US$500,000)
Houston, TX
77024
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Steven Daniels                          20,000              $14.60              $292,000              74(2)(4)
6765 Creekside Drive                                        (US$10.00)          (US$200,000)
Long Grove, IL
60047
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Vinnie Maniola                          10,000              $14.60              $146,000              74(2)(4)
1074 South Thyra Lane                                       (US$10.00)          (US$100,000)
Inverness, IL
60067
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Charles J. Schatz                       10,000              $14.60              $146,000              74(2)(4)
10430 Wilshire Place                                        (US$10.00)          (US$100,000)
#PH5
Los Angeles, CA
90024
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Mark S. Kim                             10,000              $14.60              $146,000              74(2)(4)
678 N. Maple Avenue                                         (US$10.00)          (US$100,000)
Palatine, IL
60067
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Michael S. Ward                         25,000              $14.60              365,000               74(2)(4)
407 S. Royal Palm Way                                       (US$10.00)          (US$250,000)
Tampa, FL
33609
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
David A. Robison                        50,000              $14.60              $730,000              74(2)(4)
10104 Harewood Court                                        (US$10.00)          (US$500,000)
Great Falls, VA
22066
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Peter J. Valotto                        25,000              $14.60              $365,000              74(2)(4)
101 Preston Place                                           (US$10.00)          (US$250,000)
Beverly Farms, MA
01915-2159
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Thomas E. Gillman                       25,000              $14.60              $365,000              74(2)(4)
12402 Macao Court                                           (US$10.00)          (US$250,000)
Herndon, VA
20171-2100
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
John B. Giarolo                         25,000              $14.60              $365,000              74(2)(4)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
62 South Pond Road                                          (US$10.00)          (US$250,000)
S. Glastonbury, CT
06073-2324
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Peter N. Gladding                       50,000              $14.60              $730,000              74(2)(4)
38 Miss Fry Drive                                           (US$10.00)          (US$500,000)
East Greenwich, RI
02818-1245
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Michael H. Owen                         50,000              $14.60              $730,000              74(2)(4)
2243 Fisher Island Drive                                    (US$10.00)          (US$500,000)
Fisher Island, FL
33109
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Roman Matijkiw                          25,000              $14.60              $365,000              74(2)(4)
1176 Bandy Run Road                                         (US$10.00)          (US$250,000)
Herndon, VA
20170
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Gus Wahlroth                            25,000              $14.60              $365,000              74(2)(4)
5737 126th Street                                           (US$10.00)          (US$250,000)
Surrey, B.C.
V3W 0J2
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Leo Wong                                30,000              $14.60              $438,000              74(2)(4)
1115 W. 38th Avenue                                         (US$10.00)          (US$300,000)
Vancouver, B.C.
V6M 1P8
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Theresa Kong                            10,000              $14.60              $146,000              74(2)(4)
1189 Balford Avenue                                         (US$10.00)          (US$100,000)
Vancouver, B.C.
V6H 1X3
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Tom Wood                                25,000              $14.60              $365,000              74(2)(4)
46032 Britton Avenue                                        (US$10.00)          (US$250,000)
Chilliwack, B.C.
V2R 2P9
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Irene Tai                               10,000              $14.60              $146,000              74(2)(4)
7 Dianthus Road                                             (US$10.00)          (US$100,000)
Yau Yat Chuen, Kowloon
Hong Kong
852-238-10800
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Agora Partners                          139,000             $14.60              2,029,400             74(2)(4)
31 Forester Crescent                                        (US$10.00)          (US$1,390,000)
Markham, Ontario
L6C 1W2
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Beancounter Investment Pty Limited      40,000              $14.60              $584,000              BOR #98/11
73 Market Street                                            (US$10.00)          (US$400,000)
Mudgee NSW 2850,
------------------------------------------------------------------------------------------------------------------------------


                                       5

------------------------------------------------------------------------------------------------------------------------------
Australia
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Charles Magal and Helen Stamatacos      15,000              $14.60              $219,000              74(2)(4)
505 Washington Street                                       (US$10.00)          (US$150,000)
Cumberland, MD
21502
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
JNF II LLC                              10,000              $14.60              $146,000              74(2)(4)
6931 Arlington Road                                         (US$10.00)          (US$100,000)
Bethesda, MD
20814
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Drake Darrin                            25,000              $14.60              $365,000              74(2)(4)
125 Mason Street                                            (US$10.00)          (US$250,000)
Greenwich, CT
06830
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Dennis Keegan                           50,000              $14.60              $730,000              74(2)(4)
13 Partridge Hollow Road                                    (US$10.00)          (US$500,000)
Greenwich, CT
06831
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Cameron Capital Ltd.                    50,000              $14.60              $730,000              74(2)(4)
Century House Par-la-Ville Road                             (US$10.00)          (US$500,000)
Hamilton, HM08, Bermuda
Bermuda
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
David Osnos                             10,000              $14.60              $146,000              BOR #98/11
6606 Rivercrest Ct.                                         (US$10.00)          (US$100,000)
Bethedsa, Maryland
20816-2178
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Reicher Capital Management Company      20,000              $14.60              $292,000              74(2)(4)
Management Company Inc.                                     (US$10.00)          (US$200,000)
#1 Bridge Street
Irvington, NY
10533
------------------------------------------------------------------------------------------------------------------------------

         (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

                  N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

         $1,314,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchasers(s) in respect of which the compensation was paid or is to be paid.

         The following finder's fee was paid in connection with a portion of the distribution:

----------------------------------------------------------------------------------------------------------------------
       NAME AND ADDRESS           COMPENSATION PAID (NUMBER       PRICE PER SHARE        NAME OF PURCHASER
           OF AGENT                      AND TYPE OF                (CANADIAN $)
                                    SECURITY AND/OR CASH
                                          AMOUNT )
------------------------------- ------------------------------ ----------------------- -------------------------------
GEORGE TSIOLIS                            US$54,500                     N/A            AGORA PARTNERS
31 Forester Crescent
Markham, ON
L6C 1W2
------------------------------- ------------------------------ ----------------------- -------------------------------
GOLDEN CAPITAL SECURITIES LTD.            US$50,000                     N/A            GUS WALROTH
168 - 1177 West Hastings                                                               TOM WOOD
Street                                                                                 IRENE TAI
Vancouver, BC                                                                          THERESA KONG
V6E 2K3                                                                                LEO WONG
------------------------------- ------------------------------ ----------------------- -------------------------------
JEFF LUBORE                               US$262,500                    N/A            MICHAEL OWEN
8160 Silverberry Way                                                                   PETER GLADDING
Vienna, VA                                                                             JOHN GIAROLO
22182                                                                                  ROMAN MATIJKIW
                                                                                       THOMAS GILLMAN
                                                                                       PETER VALOTTO
                                                                                       DAVID ROBISON
                                                                                       MICHAEL WARD
                                                                                       CHARLES SCHATZ
                                                                                       MARK KIM
                                                                                       STEVEN DANIELS
                                                                                       VINNIE MANIOLA
                                                                                       MTTM LLC
                                                                                       DANIEL BRIGATI
                                                                                       COMMUNICATIONS PARTNERS LLC
                                                                                       CAPITOL VENTURES LLC
                                                                                       JAMES FREUND
                                                                                       EDWARD
----------------------------------------------------------------------------------------------------------------------


                                       7

----------------------------------------------------------------------------------------------------------------------
                                                                                       MCCROSSEN
------------------------------- ------------------------------ ----------------------- -------------------------------
BRIAN COHN                                US$77,500                     N/A            DRAKE DARRIN
5410 Cathedral Avenue N.W.                                                             DENNIS KEEGAN
Washington, DC                                                                         CAMERON CAPITAL LTD.
20016                                                                                  DAVID OSNOS
                                                                                       REICHER CAPITAL MANAGEMENT
                                                                                       COMPANY INC.
----------------------------------------------------------------------------------------------------------------------

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

         N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

         (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

                  N/A

         (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

                  N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, this 19th day of April, 2000.

                                    SIDEWARE SYSTEMS INC.
                                    -------------------------------------
                                    Name of issuer (PLEASE PRINT)

                                    /s/  GRANT SUTHERLAND
                                    --------------------------------------------
                                    Signature of authorized signatory

                                    Grant Sutherland, DIRECTOR
                                    --------------------------------------------
                                    Name and office of authorized signatory
                                    (PLEASE PRINT)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

                                   SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Sideware Systems Inc.

                                                 "Grant Sutherland"

Date:  May 19, 2000                              By:  Grant Sutherland, Chairman